ORRICK


SEC MAIL PROCESSING
RECEIVED
AUG 11 2003
WASH. D.C. 155 SECTION

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

August 5, 2003


03029225

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 27, 2003, enclosed please find FJA AG's Press Release dated August 5, 2003 and the Semiannual Report for the year 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

DOCSNY1:863595.1
13024-2 JG9


RECEIVED
AUG 11 2003

Ad-hoc-Release

FJH AG increases half year result by 8 percent to 7.7 million Euro

FJH AG (ISIN DE0005130108), the consultancy and software house listed in the TecDAX index, continued its successful course in the first half year despite the difficult market environment. With almost unchanged revenues of 60.2 million Euro as at 30 June 2003 (2002: 60.7 million Euro) the operating income (EBIT) was increased by 18 percent to 12.6 million Euro. This was achieved by a number of efficiency increasing measures as well as by the investments of prior years. Pre-tax earnings (EBT) rose by 13 percent to 13.1 million Euro (2002: 11.6 million Euro). Taking into account the increased tax burden in Germany in 2003, the half year result after tax climbed by 8 percent to 7.7 million Euro (2002: 7.1 million Euro).

Incorporated in the result were the first costs associated with the merger with Heubeck AG. Revenues and net income of Heubeck AG have not yet been included, but will be consolidated in the third quarter. The merger has been carried out by now and the change of name from FJA AG to FJH AG has become effective.

For 2003 FJH considers itself well placed to achieve the targets set, since there are clear signs for an increasing investment activity of the insurance industry in the second half of the year. At the same time growth in the pension provision market remains unbroken. In the German life insurance sector a significant long-term demand for consulting services is generated by the reduction of the guaranteed interest rates with effect from 1 January 2004, new tasks with regard to „Solvency 2" and the actuarial report as well as the forthcoming switch to IAS in accounting principles. This increased demand is met by FJH with the consultancy offering the company has developed and pushed ahead over the last months. International business also accelerates: among others Credit Suisse recently decided to use the portfolio management system SymAss in the Czech Republic and in Slovakia.

FJH AG, Dr. Thomas Meindl, Leonhard-Moll-Bogen 10, 81373 Munich
Phone: + 49 89 769 01-144, Fax: + 49 89 743 717 31
E-Mail: thomas.meindl@fjh.com, Internet: http://www.fjh.com

Munich, 5/8/2003



SEMIANNUAL REPORT 2003
JA AG

FILE NO.
82-5077

SHAREHOLDERS' LETTER

KEY FIGURES (IAS) FOR THE FIRST HALF-YEAR 2003

	2003	2002
	,000 Euro	,000 Euro
Revenues	**60,176**	**60,031**
EBITDA (Operating income before depreciation and amortization)	15,105	13,455
EBIT (Operating income)	12,557	10,617
EBT (Result before income taxes and minority interest)	13,102	11,640
Half-year result	**7,698**	**7,115**
Employees as at 30/06	969	871

KEY FIGURES (IAS) FOR THE SECOND QUARTER 2003

	[illegible]	2002
	[illegible] Euro	,000 Euro
Revenues	**30,175**	**31,009**
EBITDA (Operating income before depreciation and amortization)	7,438	6,957
EBIT (Operating income)	6,171	5,513
EBT (Result before income taxes and minority interest)	6,478	6,076
Quarterly result	**3,332**	**3,709**
Employees as at 30/06	969	871

Dear shareholders,

FJA has again been successful during the first half of 2003. Despite the continuing difficult market environment, we continued our successful course and achieved a further increase in earnings. The first costs associated with the merger with Heubeck AG have already been incorporated. Revenues and net income of Heubeck AG have not yet been incorporated. They will be consolidated in the third quarter. Overall, net income for the half-year period rose by 8 percent on the same period last year, increasing to 7.7 million Euro. EBIT grew by 18 percent to 12.6 million Euro, and revenues totalled 60.2 million Euro. We are therefore on schedule to meet our targets for the current fiscal year.

For FJA, the key development of the past three months has been the merger with Heubeck AG, the renowned consultancy firm specialising in company pension provision. This move has created a corporate group spanning the entire value-added chain from specialised software solutions to complex consulting products for the insurance and pensions market. The company is now ideally placed to gain further market shares in the growth market of pension provision by offering new consulting and software solutions. The importance of the merger is also reflected by the change in company name from FJA to FJH.

The stock markets have also responded positively to this move, with FJA's share price progressing very favourably in recent months. During the second quarter of 2003 the price rose by 46 percent to just under 22.00 Euro and this positive trend is continuing.

We are optimistic as regards progress over the remainder of the current fiscal year: after the somewhat difficult first half year we expect increasing demand for FJH's products and services for the second half of 2003.

Thank you for your confidence.

M. Feilmeier

Manfred Feilmeier

DEVELOPMENT OF BUSINESS

REVENUES AND EARNINGS

Despite a difficult market environment with customers showing a reluctance to invest and with significant additional tax burdens, FJA continued its successful course in the first half of 2003 and further increased its earnings. The first costs associated with the merger with Heubeck AG have already been incorporated therein. Revenues and net income of Heubeck AG on the other hand have not yet been included but will be consolidated in the third quarter.

Overall, net income for the first half year rose to 7.7 million Euro, representing an 8 percent rise on the prior-year period (2002: 7.1 million Euro). The operating result (EBIT) of FJA AG amounted to 12.6 million Euro for the first six months of the year (2002: 10.6 million Euro) and pre-tax earnings (EBT) were 13.1 million Euro (2002: 11.6 million Euro). Overall, revenues of 60.2 million Euro were generated as of 30 June 2003 (2002: 60.7 million Euro).

SEGMENT REPORTING

Besides its head office in Germany, FJA AG is represented through its subsidiaries in Switzerland, Austria and the USA. There is also a majority participation of 80% in FJA OdaTeam in Slovenia. The revenues of Insiders Technologies have not been consolidated because it is a minority interest.

In Germany, basic capacity utilisation through ongoing projects was satisfactory. At the same time, marketing and sales development activities were expanded, with further new orders expected in the second half of the year. In addition to marketing standard software, activities also focused on new consultancy offerings for specialist insurance areas such as the 2004/2005 tariff regulations. Significant demand is already emerging for such services. Overall, revenues in Germany for the first half of 2003 totalled 49.3 million Euro.

Activities in the USA also focussed on sales development with a view to securing orders from new clients to add to the existing orders from leading US insurers such as United Health and Mass Mutual. Overall, FJA-US generated revenues of 1.9 million Euro.

In Switzerland, the major project for Basler Lebens-Versicherungs-Gesellschaft progressed according to plan. In Austria, the project for BAWAG Versicherung continued to make progress. In Eastern Europe our Slovenian subsidiary OdaTeam secured several new orders. Overall, revenues of 7.8 million Euro were generated in Switzerland, 715 thousand Euro in Austria and approx. 530 thousand Euro in Slovenia.

COSTS AND REVENUES

The first effects of the cost-reduction programme that was approved in the first quarter of 2003 began to emerge during the last few months. The programme aims to reduce operating expenses with a view to securing and further improving the company's competitiveness.

Personnel costs rose slightly during the period under report following modest increases in the salaries of our highly qualified and dedicated employees during this year's round of salary negotiations.

There was little change in the costs of purchased services. A few areas revealed slight inflation-related increases in costs. The prices for FJA software licences and invoiced advisory services remained stable.

RESEARCH & DEVELOPMENT AND INVESTMENTS

The first half of 2003 again saw extensive funds allocated to research and development in order to secure FJA's innovative edge and enable the company to continue to offer its customers products and services that are specially tailored to market requirements. Expenditure focussed on the following areas:

Further development of standard software
During the second quarter a new release schedule was approved to provide the basis for further development of all standard software products. For FJA's core product Life Factory ®, this release schedule includes the addition of new features relating to company pension provision and also preparing the system for the 2004/2005 tariff regulations. Work on implementing the schedule has already commenced. Release 1.2 of FJA Zulagenverwaltung ®, FJA's subsidy administration system was completed and rolled out on schedule during the second quarter.

Work also continued on further development of ALAMOS. This proven standard software supports financial service providers in the fields of asset-liability management, risk management, corporate planning and evaluation and also product development.

Other investments centred on the development of new consultancy offerings and technical concepts for topical insurance issues. A focal point here was the 2004/2005 tariff regulations. From the beginning of 2004 insurers must reduce the guaranteed interest rate for life insurance policies, and this will have a considerable impact on companies' tariff structures and products. To this end, FJA has developed extensive service offerings providing assistance and proposed solutions. The aforementioned technical concepts also addressed the forthcoming changes in accounting practices for insurers as the switch to IAS will also have significant consequences for companies.

EMPLOYEES

As of the reporting date, 30 June 2003, the FJA Group employed 969 people (2002: 871 employees). Compared with the prior-year period this equates to a growth of 98 employees (+ 11.3 percent).

During the period under review, emphasis was placed on recruiting experienced specialist and management employees with the expert knowledge that is vital to FJA. Among other measures, FJA has recruited two noted experts to its Executive Board, namely Bernd Dexheimer and Prof. Dr. Klaus Heubeck.

Since 1 June 2003 the Executive Board has been strengthened by Bernd Dexheimer, who has assumed the title of Chief Operating Officer. He has extensive experience in the insurance and software industry and before moving to FJA he was responsible for Financial Services at SAP.

Prof. Dr. Klaus Heubeck is one of the most renowned independent consultants and assessors on all matters relating to pension provision. He will continue to head Heubeck AG after the merger with FJA AG. Prof. Dr. Klaus Heubeck joined the FJA Executive Board on 15 June 2003 and is now responsible for the key growth market of pension provision.

Business also developed well at InsidersTechnologies GmbH, in which FJA has a 35 percent shareholding. Among other things, a major order was secured with Deutsche Bank during the period under report for the company's core product smartFIX, a software that enables knowledge-based information extraction.

ORDER POSITION

The order position developed quite satisfactorily during the first half of 2003 given the overall economic environment. Basic capacity utilisation was ensured thanks to considerable orders secured at the end of 2002. Important milestones were reached in existing projects and the agreed project stages rolled out.

Various new orders were also won. A major focus was on private and company pension provision. Here, two further customers were secured who will use FJA systems to administer their pension funds.

Another order was secured for the 4th generation of FJA Life Factory ® in thin-client technology: the availability of extensive additional technical features persuaded VPV Versicherungen to switch to the new Release 4.2.

Sales development activities in Eastern Europe also proved successful, with several insurers opting for the streamlined portfolio management system SymAss.

DIVIDENDS

As in the past, FJA has again ensured that its shareholders participate in the company's success for the 2002 fiscal year by means of a dividend payment. On 26 June 2003 the AGM followed the proposal of the Executive Board and Supervisory Board and agreed an increase in the dividend from 0.60 Euro to 0.70 Euro per share.

There were no events of significant importance during the period under review.

OUTLOOK

Although the market environment remains difficult, we anticipate that during the 2003 fiscal year we will achieve our target of a 10 percent rise in earnings.

Our strategy for the current year firstly aims to further develop and enhance our standard software for the life and health insurance sector. We also plan to forge further ahead with our international expansion while at the same time further expanding new areas of business such as portal solutions, migration and software testing. Our specialist insurance consultancy offering will also be further expanded due to the growing demand for such services.

At the same time, we believe that private and company pension provision offers major potential for growth. Demographic developments in Germany and in large parts of Europe as well as the increasing shift from government-financed to private or company pension provision will mean significant growth for this market over the next few years. This will inevitably also result in a further increase in demand for our software solutions and advisory services.

The merger with Heubeck AG has enabled us to gain additional expertise and potential clients within this key sector. Over the coming months we shall work together to develop and expand our product and consultancy offerings in order to further consolidate our position as market leader and open up new customer groups. In addition to our core product FJA Life Factory ® we shall also rely on supplementary software solutions such as the FJA Zulagenverwaltung ® subsidy administration system and the FJA Arbeitgeber-Portal ® employer portal, as well as on additional service and consultancy offerings for all issues relating to pension provision.

Cost pressures on companies remain a key issue within the insurance sector. Here, we can firstly offer our customers FJA Life Factory ® in thin-client-technology, which is an important instrument enabling them to streamline their business processes and reduce internal costs. Secondly, through our software we can also offer support to companies in terms of administering and analysing their capital investments. One such instrument is FJA's ALAMOS software, which promises a growing market given the difficult situation faced by the capital markets.

We are therefore well placed in terms of achieving FJA's goals for 2003 and continuing its positive business development into the future.

Munich, August 2003

The Executive Board

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)
FIRST HALF-YEAR 2003 AND 2002

	01/01 - 30/06/2003	01/01 - 30/06/2002
	,000 Euro	,000 Euro
Revenues	**60,176**	**60,681**
Cost of purchased services and materials	-1,162	-3,034
Personnel expenses	-37,388	-32,307
Other operating income	1,651	585
Other operating expense	-8,171	-12,470
Depreciation and amortization	-2,549	-2,838
Operating income	**12,557**	**10,617**
Interest income / expenditure	593	1,027
Income / expense from associated companies	-69	0
Foreign currency exchange gains / losses	21	-4
Result before income taxes and minority interest	**13,102**	**11,640**
Income tax	-5,317	-4,548
Result before minority interest	**7,785**	**7,092**
Minority interest	-87	23
Net income (Half-year)	**7,698**	**7,115**
Earnings per share (basic) in Euro	1.01	0.93
Earnings per share (diluted) in Euro	1.01	0.93
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,650,000

Quarterly result on following page

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)
SECOND QUARTER 2003 AND 2002

	01/04 - 30/06/2003	01/04 - 30/06/2002
	,000 Euro	,000 Euro
Revenues	**30,175**	**31,009**
Cost of purchased services and materials	-275	-1,316
Personnel expenses	-18,740	-16,317
Other operating income	686	328
Other operating expense	-4,407	-6,747
Depreciation and amortization	-1,268	-1,444
Operating income	**6,171**	**5,513**
Interest income / expenditure	291	568
Income / expense from associated companies	-8	0
Foreign currency exchange gains / losses	24	-5
Result before income taxes and minority interest	**6,478**	**6,076**
Income tax	-2,462	-2,377
Result before minority interest	**4,016**	**3,699**
Minority interest	-84	1
Net income (2nd Quarter)	**3,932**	**3,700**
Earnings per share (basic) in Euro	0.51	0.48
Earnings per share (diluted) in Euro	0.51	0.48
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,650,000

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Assets	30/06/2003	31/12/2002
	,000 Euro	,000 Euro
Current assets		
Cash and cash equivalents	3,321	8,449
Marketable securities	24,129	25,652
Trade accounts receivable	83,968	70,780
billed receivables	15,168	16,586
unbilled receivables	68,800	54,194
Prepaid expenses and other current assets	7,578	5,890
Total current assets	**118,997**	**110,771**
Fixed assets		
Property, plant and equipment	11,830	13,071
Intangible assets / licenses	6	0
Associated companies	557	726
Financial assets	127	54
Goodwill	3,252	3,543
Other assets	355	346
Total fixed assets	**16,227**	**17,740**
Total assets	**135,224**	**128,511**

Table continued on following page

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and shareholders' equity	30/06/2003	31/12/2002
	,000 Euro	,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	1,239	452
Trade accounts payable	1,196	2,033
Advance payments received	5,289	0
Accruals	3,075	3,618
Income tax payable	1,391	614
Other current liabilities	14,406	11,745
Total current liabilities	**26,596**	**21,[illegible]**
Long-term liabilities		
Long-term debt	0	452
Deferred taxes	4,311	4,111
Pension provision	1,276	1,154
Minority interest	153	69
Total long-term liabilities	**5,890**	**5,[illegible]**
Shareholders' equity		
Share capital	7,650	7,650
Capital reserves	53,946	53,946
Own shares	-373	0
Consolidated profit	42,489	40,146
Other, such as: Consolidated profit reserves, Difference due to currency conversion	-774	-510
Total shareholders' equity	**102,938**	**101,2[illegible]**
Total liabilities and shareholders' equity	**135,224**	**128,511**

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	01/01 - 30/06/2003	01/01 - 30/06/2002
	,000 Euro	,000 Euro
Profit (after tax)	7,698	7,092
Income tax	5,317	4,548
Profit before income tax	**13,015**	**11,640**
Adjustments:		
Depreciation of fixed assets	2,549	2,836
Change in longterm receivables	0	- 14
Change in associated companies (equity method)	69	0
Change in financial assets (equity method)	- 73	0
Increase in pension provision	73	54
Interest income	- 655	- 1,073
Interest expenditure	62	46
Changes in:		
Inventories	0	22,384
Trade accounts receivable	- 13,188	- 32,777
Other assets and deferred items	- 1,697	- 245
Other accruals	- 3,544	- 5,402
Trade accounts payable	- 837	459
Other liabilities and deferred liabilities	7,949	5,936
Income tax paid	- 4,327	- 1,103
Cash flow from operating activities	**- 605**	**2,738**

Table continued on following page

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	01/01 - 30/06/2003	01/01 - 30/06/2002
	,000 Euro	,000 Euro
Cash flow from investing activities		
Acquisition / disposal of marketable securities	1,418	3,080
Investments in financial assets / licenses	-6	0
Investments in property, plant and equipment	-1,115	-4,095
Cash inflow due to disposal of property, plant and equipment	22	174
Total cash flow from investing activities	**319**	**-841**
Cash flow from financing activities		
Own shares	-373	0
Repayment / Issuance of short-term financial debts	336	-452
Dividend payouts	-5,355	0*
Interest received	655	1,073
Interest paid	-62	-46
Total cash flow from financing activities	**-4,799**	**575**
Exchange-rate related changes not relevant for cash flow	-43	-36
Change in cash and cash equivalents	**-5,128**	**2,435**
Cash and cash equivalents at beginning of period	8,449	7,730
Cash and cash equivalents at end of period	3,321	10,165
Cash and cash equivalents + investments at beginning of period	34,101	42,962
Cash and cash equivalents + investments at end of period	27,450	41,421

* Dividend payout 2002 took place in the third quarter due to the AGM date on 11 July 2002

CONSOLIDATED CHANGE IN EQUITY CAPITAL (IAS)

Shareholders' equity	Share capital	Capital reserves	Consolidated profit	Other	Equity capital
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01/01/2002	**7,650**	**53,946**	**28,250**	**-110**	**89,7[illegible]**
Dividends					
Net income			7,115		7,115
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-1,034	-1,034
Position 30/06/2002	**7,650**	**53,946**	**35,365**	**-1,144**	**[illegible]5,817**
Position 01/01/2003	**7,650**	**53,946**	**40,146**	**-510**	**101,232**
Own shares				-373	
Dividends			-5,355		
Net income			7,698		
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-264	
Position 30/06/2003	**7,650**	**53,946**	**42,[illegible]9**	**-1,147**	**102,[illegible]**

NOTES

Accounting policies
The quarterly financial statements cover FJA AG and all subsidiaries, which are included using the full consolidation method, and the associated companies, which are consolidated using the "at equity method". The financial statements have been prepared in Euros in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the accounting policies and methods differ from the consolidated financial statements for the fiscal year 2002 as follows: For the fiscal year 2003 the depreciation period for hardware, which is included under fixed assets, has been extended by one year.

Order position – seasonal factors
FJA usually commences software projects – which generally include the licensing and implementation of software and also customizing services in many cases – shortly after an order is received. Although it is difficult to forecast sales volumes for software licences and the receipt of orders for consultancy services, the fourth quarter of each fiscal year is usually the strongest in terms of revenues; this trend is typical for the software sector as a whole.

Classification of results
The segments have been presented by geographical breakdown, based on the head office of the respective group company, because opportunities and risks have a distinctly regional character. The segments have not been analysed in any greater detail. Firstly, the individual fields of activity overlap and cannot be clearly delimited. Secondly, given our relatively small customer base, we might run the risk of making our customer relationships transparent, thereby damaging our competitive position.

FJA SHARE

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	7,650,000
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21/02/2000
Associated Indices	TECDAX, HDAX, CDAX

HOLDINGS OF THE BOARD AS AT 30/06/2003

	Number of shares	Stock Options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Prof. Dr. Klaus Heubeck	5,000	--
Rainer W. G. Herbers	65,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwaneberg	--	12,000
Bernd Daxheimer	--	--
Supervisory Board		
Prof. Dr. Elmar Helten	41,034	--
Prof. Dr. Helmut Köhler	1,285	--
Thomas Nievergelt	152	--

ADDRESS

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Tel.: +49 89 769 01-0
Fax: +49 89 769 88 13

www.fja.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Tel.: +49 89 769 01-144
E-Mail: investor.relations@fja.com